

Bob Dalton ~~✕~~

to Garret ▾

Wed, Oct 29, 11:59 AM

Garret,

Thanks again for connecting yesterday - I always enjoy our convos

I'd love to invite you to be part of this journey with me. Your experience and support would be an incredible asset as I work to build the next major communication platform.

I'm currently raising at least $75K more via a SAFE (attached). This will give us the runway to:
• Launch our MVP publicly next month
• Successfully promote a $100K community round
• Begin testing monetization by April 2026

Let me know if (and how much) you'd be open to coming in for. Having you in my corner matters more than the amount.

Happy to answer any questions you might have.

Grateful for your consideration,

--



Bob Dalton
Founder

locl.com